UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer))

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

(Offeror)

a wholly-owned subsidiary of

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

(Other Person)

and a controlled affiliate of

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

(Other Person)

(Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

Series A Perpetual Convertible Preferred Stock, Par Value $0.0001 Per Share

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

96169B100 (Class A Common Stock)

None (Class B Common Stock)

None (Series A Perpetual Convertible Preferred Stock)

None (Warrants to Purchase Class A Common Stock)

(CUSIP Number of Class of Securities)

Gideon J. Van der Ploeg

EQT Infrastructure II Limited Partnership

World Trade Center Schiphol

H Tower, Floor 4

Schiphol Boulevard 355

1118 BJ Schiphol, The Netherlands

(+31) 20 577-6670

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew F. Herman, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

(212) 277-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$421,268,822.18	$57,461.07
*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i)(A) 14,571,663 shares of Class A Common Stock issued and outstanding, multiplied by (B) $6.70, (ii)(A) 13,652,763 shares of Class B Common Stock issued and outstanding, multiplied by (B) $6.70, (iii) (A) 33,321,892 shares of Preferred Stock issued and outstanding, multiplied by (B) $6.79, and (iv) (A) 3,476,189 shares of Class A Common Stock subject to the outstanding Warrants, multiplied by (B) $1.70.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,461.07.	Filing Party: Bishop Infrastructure III Acquisition Company, Inc. Bishop Infrastructure II Acquisition Company, Inc. EQT Infrastructure II Limited Partnership.
Form or Registration No.: Schedule TO.	Date Filed: December 31, 2012.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 31, 2012 (“Schedule TO”) by Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (the “Parent”), and a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered in England and Wales (the “Guarantor”). This Schedule TO, as amended, relates to the offer by the Purchaser to purchase for cash:

•

all of the outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Westway Group, Inc., a Delaware corporation (the “Company”), at a purchase price equal to $6.70 per share (the “Common Stock Offer Price”);

•

all of the outstanding shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), of the Company at a purchase price per share equal to the Common Stock Offer Price;

•

all of the outstanding shares of Series A perpetual convertible preferred stock, par value $0.0001 per share (the “Preferred Stock,” and together with the Common Stock, the “Shares”), of the Company at a purchase price equal to $6.79 per share (the “Preferred Stock Offer Price”); and

•

all of the outstanding warrants to purchase shares of Class A Common Stock (all of which have an exercise price of $5.00 per share of Class A Common Stock, the “Warrants,” and together with the Shares, the “Securities”), at a purchase price per share of Class A Common Stock subject to each such Warrant (the “Warrant Shares”) equal to $1.70 (the “Warrant Offer Price,” and together with the Common Stock Offer Price and the Preferred Stock Offer Price, the “Offer Price”),

other than any Shares held by the Company as treasury stock or otherwise, in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 31, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, constitute the “Offer.” The Offer to Purchase and Letter of Transmittal are annexed to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

You should read this Amendment No. 1 together with the Schedule TO. All information contained in the Offer to Purchase and Letter of Transmittal, including the schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO, and is amended and supplemented by the information specifically provided in this Amendment.

The Items of the Schedule TO are hereby amended and supplemented as follows:

General

The toll-free phone number provided for the Dealer Manager on the back cover page of the Offer to Purchase is hereby deleted and replaced in its entirety by the following number:

“(800) 240-1438”

The toll-free phone number provided for the Dealer Manager on the back cover page of the Letter of Transmittal is hereby deleted and replaced in its entirety by the following number:

“(800) 240-1438”

Item 1. Summary Term Sheet

Item 1 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below:

(1) The sub-section entitled “What are the most significant conditions of the Offer?” is hereby amended and supplemented to add the following paragraph after the end of the second bullet in that sub-section:

“The waiting period under the HSR Act was terminated on January 3, 2013 by a grant of early termination. As a result, the Antitrust Condition has been satisfied.”

(2) The sub-section entitled “What are the most significant conditions of the Offer?” is hereby amended and supplemented to add the following paragraph after the end of the fifth bullet in that sub-section:

“On January 7, 2013, the Subsidiary Transfer was consummated. As a result, the Subsidiary Transfer Condition has been satisfied.”

(3) The section entitled “What is the Subsidiary Transfer?” is hereby deleted in its entirety and replaced with the following paragraph:

“Concurrently with the execution of the Merger Agreement, the Company, upon the unanimous approval of the Special Committee, entered into the Subsidiary Transfer Agreement, pursuant to which the Company agreed to sell: (i) all of the issued and outstanding shares of capital stock of certain of its subsidiaries, and (ii) certain assets of its subsidiaries, including certain non-core European terminals, which, together, comprise the animal feed and feed supplement business conducted by the Company and its subsidiaries (which, together with the related transactions, actions, agreements and undertakings set forth in or contemplated by the Subsidiary Transfer Agreement, we refer to as the “Subsidiary Transfer”), to ED&F Man Holdings Limited (which we refer to as “ED&F Man”), an affiliate of Agman Louisina, Inc. (which we refer to as “Agman”), the Company’s largest stockholder (and holder of 100% of the Class B Common Stock and 100% of the Preferred Stock), for a purchase price of approximately $115,000,000, subject to adjustment. As a result of its shareholdings in the Company, in connection with the Offer, Agman will receive approximately 72% of the consideration paid to all holders of Shares. The Subsidiary Transfer was consummated on January 7, 2013. As a result, the Company no longer owns and operates the animal feed and feed supplement business (which we refer to as the “Feed Business”). For further discussion of the Subsidiary Transfer, see Section 12 – “The Merger Agreement; Other Agreements – Subsidiary Transfer Agreement” beginning on page 71.”

Item 2. Subject Company Information

Item 2 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below:

(1) The fifth paragraph in Section 8 – “Certain Information Concerning the Company” is hereby deleted in its entirety and replaced with the following paragraph:

“Concurrently with the execution of the Merger Agreement, the Company, upon the unanimous approval of the Special Committee, entered into the Subsidiary Transfer Agreement, pursuant to which the Company agreed to sell: (i) all of the issued and outstanding shares of capital stock of certain of its subsidiaries, and (ii) certain assets of its subsidiaries, including certain non-core European terminals, which, together, comprise the animal feed and feed supplement business conducted by the Company and its subsidiaries (which, together with the related transactions, actions, agreements and undertakings set forth in or contemplated by the Subsidiary Transfer Agreement, we refer to as the “Subsidiary Transfer”). The Subsidiary Transfer was consummated on January 7, 2013. As a result, the Company no longer owns and operates the Feed Business. For further discussion of the Subsidiary Transfer, see Section 12 – “The Merger Agreement; Other Agreements – Subsidiary Transfer Agreement” beginning on page 71.”

Item 4. Terms of the Transaction

Item 4 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below:

(1) The sub-section entitled “What are the most significant conditions of the Offer?” is hereby amended and supplemented to add the following paragraph after the end of the second bullet in that sub-section:

“The waiting period under the HSR Act was terminated on January 3, 2013 by a grant of early termination. As a result, the Antitrust Condition has been satisfied.”

(2) The sub-section entitled “What are the most significant conditions of the Offer?” is hereby amended and supplemented to add the following paragraph after the end of the fifth bullet in that sub-section:

“On January 7, 2013, the Subsidiary Transfer was consummated. As a result, the Subsidiary Transfer Condition has been satisfied.”

(3) Section 2 – “Certain Conditions of the Offer” is amended and supplemented by adding the following paragraph immediately after clause (b) of the first paragraph in that section:

“The waiting period under the HSR Act was terminated on January 3, 2013 by a grant of early termination. As a result, the Antitrust Condition has been satisfied.”

(4) Section 2 – “Certain Conditions of the Offer” is amended and supplemented by adding the following paragraph immediately after clause (d) of the first paragraph in that section:

“The Subsidiary Transfer was consummated on January 7, 2013.”

(5) Paragraph (j) of the sub-section entitled “Payment Procedures – Representations and Warranties” in Section 12 – “The Merger Agreement; Other Agreements” is deleted in its entirety and replaced with the following:

“(j) the assets and liabilities of the Feed Business sold pursuant to the Subsidiary Transfer Agreement, for which the Company is indemnified in full pursuant to the Subsidiary Transfer Agreement,”

(6) The sub-section entitled “Other Covenants – Antitrust” in Section 12 – “The Merger Agreement; Other Agreements” is amended and supplemented to add the following sentences at the end of the third paragraph of that sub-section:

“Each of the Company and the Parent filed a Notification and Report Form pursuant to the HSR Act with respect to the Merger. On January 3, 2013, the waiting period under the HSR Act was terminated with a grant of early termination. As a result, the Antitrust Condition has been satisfied.”

(7) The sub-section entitled “Other Covenants – Subsidiary Transfer” in Section 12 – “The Merger Agreement; Other Agreements” is amended and supplemented by adding the following sentence at the end of that sub-section:

“The Subsidiary Transfer was consummated on January 7, 2013.”

(8) The sub-section entitled “Conditions to the Consummation of the Merger” in Section 12 – “The Merger Agreement; Other Agreements” is amended and supplemented by adding the following sentence at the end of that sub-section:

“The Subsidiary Transfer was consummated on January 7, 2013.”

(9) The sub-section entitled “Termination” in Section 12 – “The Merger Agreement; Other Agreements” is amended and supplemented by adding the following sentences at the end of paragraph B(c) in that sub-section:

“The Subsidiary Transfer was consummated on January 7, 2013. As a result, the Subsidiary Transfer Agreement can no longer be terminated in accordance with its terms.”

(10) The sub-section entitled “Termination Fees” in Section 12 – “The Merger Agreement; Other Agreements” is amended and supplemented by adding the following sentences at the end of the penultimate paragraph in that sub-section:

“The Subsidiary Transfer was consummated on January 7, 2013. As a result, the Subsidiary Transfer Agreement can no longer be terminated in accordance with its terms.”

(11) The sub-section entitled “Remedies – Guarantee” in Section 12 – “The Merger Agreement; Other Agreements” is amended and supplemented by adding the following sentence at the end of the penultimate paragraph in that sub-section:

“The Subsidiary Transfer was consummated on January 7, 2013, with the result that the Subsidiary Transfer Agreement can no longer be terminated in accordance with its terms.”

(12) The sub-section entitled “Subsidiary Transfer Agreement” in Section 12 – “The Merger Agreement; Other Agreements” is amended and supplemented by adding the following sentence at the end of that sub-section:

“The Subsidiary Transfer was consummated on January 7, 2013.”

Item 6. Purposes of the Transaction and Plans or Proposals

Item 6 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below:

(1) Section 13 – “Purpose of the Offer; Plans for the Company” is amended and supplemented by adding the following at the end of the first sentence of the paragraph entitled “Plans for the Company” in that Section 13:

“except that, as a result of the consummation of the Subsidiary Transfer on January 7, 2013, the Company no longer owns and operates the Feed Business.”

Item 11. Additional Information

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below:

(1) The sub-section entitled “Antitrust” in Section 16 – “Certain Legal Matters and Regulatory Approvals” is deleted in its entirety and replaced with the following:

“Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (which we refer to as the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (which we refer to as the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Securities by us pursuant to the Offer is subject to such requirements.

On December 21, 2012, the Parent and the Company each filed a Notification and Report Form in connection with the purchase of Securities pursuant to the Offer with the FTC and the Antitrust

Division. Under the provisions of the HSR Act applicable to the Offer, the purchase of Securities pursuant to the Offer may not be consummated until specified information and other documentary material have been furnished to the FTC and the Antitrust Division and the expiration of a 15-calendar day waiting period following the filing by the Parent (or the following business day if the 15th day falls on a weekend or federal holiday), unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. The waiting period under the HSR Act was terminated with a grant of early termination on January 3, 2012. As a result, the Antitrust Condition has been satisfied.

Consummation of the Offer may still be challenged, however, by action from private parties or state attorneys general, both of whom are entitled to bring legal action under federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

For more information regarding the conditions to the Offer, including conditions with respect to litigation, see Section 2 – “Certain Conditions of the Offer” beginning on page 22.”

Item 12. Exhibits

Item 12 of the Schedule is hereby amended and supplemented as follows:

(a)(7)(iv)	Press Release by the Company, dated January 7, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2013

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

By:	/s/ Gideon J. Van der Ploeg
Name:	Gideon J. Van der Ploeg
Title:	Chairman

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

By:	/s/ Gideon J. Van der Ploeg
Name:	Gideon J. Van der Ploeg
Title:	Chairman

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

By:	EQT Infrastructure II GP B.V. its General Partner

By:	/s/ Gideon J. Van der Ploeg
Name:	Gideon J. Van der Ploeg
Title:	Chairman

By:	/s/ V.A. de Roo
Name:	V.A. de Roo
Title:	Director

EXHIBIT INDEX

Exhibit	Description

(a)(1)*	Offer to Purchase, dated December 31, 2012.

(a)(2)*	Form of Letter of Transmittal for Securities.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)(i)*	Summary Advertisement as published in the Wall Street Journal on December 31, 2012.

(a)(7)(ii)*	Joint Press Release by the Guarantor and the Company, dated December 20, 2012.

(a)(7)(iii)*	Press Release by the Guarantor, dated December 20, 2012.

(a)(7)(iv)	Press Release by the Company, dated January 7, 2013.

(d)(1)*	Agreement and Plan of Merger, dated December 20, 2012, by and among the Parent, the Purchaser and the Company.

(d)(2)*	Limited Guarantee, dated December 20, 2012, by and among the Guarantor and the Company.

(d)(3)*	Confidentiality Agreement, dated October 30, 2012, by and among the Guarantor and the Company.

(d)(4)*	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Agman Louisiana, Inc.

(d)(5)*	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. Francis P. Jenkins.

(d)(6)*	Support Agreement, dated December 20, 2012, by and among the Parent, the Purchaser, the Company and Mr. John E. Toffolon, Jr.

(d)(7)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Wade Blanchard.

(d)(8)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Robert C. Johnson.

(d)(9)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Gene McClain.

(d)(10)*	Management Participation Agreement, dated December 20, 2012, by and among the Parent and Mr. Thomas A. Masilla, Jr.

*	Previously filed with Schedule TO.